HANSA CORPORATION

810, 540-5TH Avenue SW, Calgary, Alberta, T2P 0M2

THIS REPORT REPLACES A RETURNED FILING

September 25, 2002

02055194

US Securities and Exchange Commission
Division of Corporate Finance
Washington, DC
20549

SUPPL

SEC MAIL RECEIVED PROCESSING OCT 0 5 2002 WASH, D.C. 154 SECTION

Dear Sirs:

Re: Exemption No. 82-1258
Insider Report

Enclosed herewith please find duly executed Insider Reports for Hansa Corporation, dated July 10, 2002. THIS REPORT REPLACES A RETURNED FILING.

Yours truly,

Hansa Corporation

Ashlea Young,
Administrative Assistant

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

Enclosures (3)

dw 10/7

F:\Hansa Corp\Insider Reports\Insider Master.doc

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

HANSA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 04/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO. 23 STREET Cambridge Place NW APT

CITY: Calgary

PROV.: AB POSTAL CODE: T2K 1P8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common shares	475,000	26/06/02	51	40,000		0.15		515,000	11	
" "	515,000	26/06/02	11		40,000	0.15		475,000	11	
option on common	160,000	26/06/02	51		40,000	0.15		120,000	11	
warrant " "	475,000					0.15		475,000	11	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

This report replaces a returned filing

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M. ALSTON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 10/07/02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

HANSA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 04/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO. 23 STREET Cambridge Place NW APT

CITY: Calgary

PROV.: AB POSTAL CODE: T2K 1P8

BUSINESS TELEPHONE NUMBER: 403-269-5369

BUSINESS FAX NUMBER: 403-261-2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY/MONTH/YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common shares	475,000	26/06/02	51	40,000		0.15		515,000	I	
" "	515,000	26/06/02	11		40,000	0.15		475,000	I	
option on common	160,000	26/06/02	51		40,000	0.15		120,000	I	
warrant " "	475,000					0.15		475,000	I	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001/6/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

This report replaces a returned filing

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M. ALSTON SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 10/07/02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

HANSA CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 04/01/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALSTON

GIVEN NAMES: JOHN MILLWARD

NO.: 23 STREET: Cambridge Place NW APT:

CITY: Calgary

PROV.: AB POSTAL CODE: T2K 1P8

BUSINESS TELEPHONE NUMBER: 403 - 269 - 5369

BUSINESS FAX NUMBER: 403 - 261 - 2866

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common shares	475,000	26/06/02	51	40,000		0.15		515,000	11	
" "	515,000	26/06/02	11		40,000	0.15		475,000	11	
option on common	160,000	26/06/02	51		40,000	0.15		120,000	11	
warrant " "	475,000					0.15		475,000	11	

ATTACHMENT ☐ YES ☒ NO

BOX 6. REMARKS

This report replaces a returned filing

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN M. ALSTON SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 10/07/02

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE